

Mail Stop 3561

April 27, 2016

Mr. Joseph R. Massaro
Chief Financial Officer
Delphi Automotive PLC
Courteney Road
Hoath Way
Gillingham, Kent ME8 0RU
United Kingdom

> **Re: Delphi Automotive PLC**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 8, 2016**
> **Form 8-K furnished February 4, 2016**
> **File No. 001-35346**

Dear Mr. Massaro:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk for

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure